SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY INTERACTIVE CORPORATION

(formerly known as Liberty Media Corporation)

(Name of Issuer)

Series A Liberty Interactive common stock, par value $.01 per share; and

Series B Liberty Interactive common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Interactive common stock: 53071M104; and

Series B Liberty Interactive common stock: 53071M203

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53071M104 (LINTA) 53071M203 (LINTB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds OO

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Liberty Interactive common stock: 877,284 (1, 2, 3, 4) Series B Liberty Interactive common stock: 100 (1)

	8	Shared Voting Power Series A Liberty Interactive common stock: 0 Series B Liberty Interactive common stock: 0

	9	Sole Dispositive Power Series A Liberty Interactive common stock: 877,284 (1, 2, 3, 4) Series B Liberty Interactive common stock: 100 (1)

	10	Shared Dispositive Power Series A Liberty Interactive common stock: 0 Series B Liberty Interactive common stock: 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person Series A Liberty Interactive common stock: 877,284 (1, 2, 3, 4) Series B Liberty Interactive common stock: 100 (1)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Series A Liberty Interactive common stock: 0.15% (4, 5) Series B Liberty Interactive common stock: Less than 0.01% (5)

14		Type of Reporting Person IN

(1)  Includes 299,567 LINTA shares and 100 LINTB shares owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.

(2)  Includes 522,400 LINTA shares that are subject to options which are exercisable within 60 days after September 23, 2011.

(3) Includes 8,025 restricted shares of LINTA, none of which are vested or will vest within sixty days after September 23, 2011.

(4)  Does not include shares of LINTA issuable upon conversion of shares of LINTB owned by Hilltop Investments, LLC; however, if such shares of LINTA were included, Mr. Bennett would have sole voting and dispositive power over 877,384 LINTA shares and Mr. Bennett’s beneficial ownership of LINTA, as a series, would remain approximately 0.15% subject to the relevant footnotes set forth herein.

(5)  Based upon (1) (i) 567,105,427 LINTA shares and (ii) 28,989,923 LINTB shares, in each case, outstanding as of September 23, 2011, based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exerciseable within 60 days after September 23, 2011.  Each share of LINTB is convertible, at the option of the holder, into one share of LINTA.  Each share of LINTA is entitled to one vote, whereas each share of LINTB is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing less than 1% of the voting power with respect to the general election of directors of the Issuer.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION
(formerly known as Liberty Media Corporation)

This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Liberty Interactive Corporation, formerly known as Liberty Media Corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Mr. Bennett on February 23, 2010 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D.  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On September 23, 2011, the Issuer completed a previously announced transaction in which it redeemed (the “Redemption”) all of the outstanding shares of its Series A Liberty Capital common stock (“LCAPA”) and Series B Liberty Capital common stock (“LCAPB”) for shares of the Series A Liberty Capital common stock (“Splitco CAPA”) and Series B Liberty Capital common stock (“Splitco CAPB”) of its wholly-owned subsidiary Liberty Media Corporation (formerly known as Liberty CapStarz, Inc.) (“Splitco”), respectively, and all of the outstanding shares of its Series A Liberty Starz common stock (“LSTZA”) and Series B Liberty Starz common stock (“LSTZB”) for shares of Splitco’s Series A Liberty Starz common stock (“Splitco STZA”) and Series B Liberty Starz common stock (“Splitco STZB”), respectively. As a result of the Redemption, Splitco became a separate, publicly traded company and all shares of LCAPA, LCAPB, LSTZA and LSTZB held by Mr. Bennett at the effective time of the Redemption were redeemed for shares of Splitco CAPA, Splitco CAPB, Splitco STZA and Splitco STZB, respectively.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a - b)                 The responses of the Reporting Person to Rows (7) through (13) of page 2 of this Amendment are incorporated herein by reference.

(c)                                  Except as disclosed in this Amendment, neither Mr. Bennett nor, to his knowledge, Hilltop Investments, LLC, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e) On September 23, 2011, as a result of the Redemption, Mr. Bennett ceased to be the beneficial owner of shares constituting more than five percent of any class of capital stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2011
Date

/s/ Robert R. Bennett
Robert R. Bennett